Exhibit 99.6

FIRST SUPPLEMENT dated June 13, 2016 to the Base Prospectus dated April 18, 2016

TÜRKİYE VAKIFLAR BANKASI T.A.O.

US$7,000,000,000

Global Medium Term Note Program

This supplement (this “Supplement”) is supplemental to, and must be read in conjunction with, the Base Prospectus dated April 18, 2016 (the “Base Prospectus”) prepared by Türkiye Vakıflar Bankası T.A.O. (the “Issuer” or the “Bank”) under the Issuer’s global medium term note program. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Base Prospectus.

This Supplement has been approved by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC as amended (including the amendments made by Directive 2010/73/EU) (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplement as meeting the requirements imposed under Irish and European Union law pursuant to the Prospectus Directive. This document constitutes a supplement for the purposes of Article 16 of the Prospectus Directive and has been prepared and published for the purposes of incorporating into the Base Prospectus the latest financial statements and certain recent events in connection with the Issuer. As a result, certain modifications to the Base Prospectus are hereby being made.

A copy of each of: (a) the consolidated BRSA financial statements of the Group and the unconsolidated BRSA financial statements of the Issuer as of and for the three month period ended March 31, 2016 (including any notes thereto, together the “New BRSA Financial Statements”) and (b) the consolidated IFRS financial statements of the Group as of and for the year ended December 31, 2015 (including any notes thereto, together the “New IFRS Financial Statements” and, with the New BRSA Financial Statements, the “New Financial Statements”) have been filed with the Central Bank of Ireland and, by means of this Supplement, are incorporated by reference into, and form part of, the Base Prospectus. Copies of the New Financial Statements can be obtained without charge from the registered office of the Issuer and from the Issuer’s website: (i) with respect to the consolidated New BRSA Financial Statements, at http://www.vakifbank.com.tr/tas-consolidated.aspx?pageID=646, (ii) with respect to the unconsolidated New BRSA Financial Statements, at http://www.vakifbank.com.tr/tas-bank-only.aspx?pageID=644 and (iii) with respect to the New IFRS Financial Statements, at http://www.vakifbank.com.tr/ifrs-reports.aspx?pageID=639 (such website is not, and should not be deemed to constitute, a part of, or be incorporated into, this Supplement or the Base Prospectus). The New BRSA Financial Statements, both of which are in English, were prepared as convenience translations of corresponding Turkish language BRSA financial statements (which translations the Issuer confirms are direct and accurate). The New Financial Statements were not prepared for the purpose of their incorporation by reference into the Base Prospectus.

The New IFRS Financial Statements were audited and the New BRSA Financial Statements were reviewed by Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers (“PwC”) and PwC’s review reports included within the New BRSA Financial Statements note that they applied limited procedures in accordance with professional standards for a review of such information and such reports state that they did not audit and they do not express an opinion on the interim financial information in the New BRSA Financial Statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The financial information in the New BRSA Financial Statements is subject to any adjustments that may be necessary as a result of the audit process to be undertaken in respect of the full financial year.

In addition, this Supplement sets out in the attached pages a “Recent Developments” section relating to the New Financial Statements and additional information, which section shall, from the date hereof form part of, and be incorporated into, the Base Prospectus. Statements contained herein shall, to the extent applicable and whether expressly, by implication or otherwise, modify or supersede statements set out in, or previously incorporated by reference into, the Base Prospectus. Where there is any inconsistency between the information contained in (or incorporated by reference into) the Base Prospectus and the information contained in (or incorporated by reference into) this Supplement, the information contained in (or incorporated by reference into) this Supplement shall prevail.

Except as disclosed herein (including in the New Financial Statements incorporated by reference into the Base Prospectus by means of this Supplement), there has been no: (a) significant new factor, material mistake or inaccuracy relating to the information included in the Base Prospectus since the publication of the Base Prospectus and (b) significant change in the financial or trading position of either the Group or the Issuer, and no material adverse change in the financial position or prospects of either the Group or the Issuer since March 31, 2016.

The Issuer accepts responsibility for the information contained herein. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and contains no omission likely to affect the import of such information.

None of the Dealers or the Arranger make any representation, express or implied, or accept any responsibility, for the contents hereof or any information incorporated by reference into this Supplement.

AMENDMENTS

The following amendments are made to the Base Prospectus:

RISK FACTORS

The second to last sentence of the risk factor entitled “Risks relating to the Group and its Business - Loan Growth” on page 23 of the Base Prospectus is hereby deleted in its entirety and replaced by the following:

Negative developments in the Turkish economy (including, in particular, any continued slowdown in economic growth or further foreign exchange volatility) or in Turkey’s principal export markets could affect SMEs and retail customers more than large companies, resulting in worsening asset quality as well as higher levels of NPLs and, as a result, higher levels of provisioning. See “Risks Relating to Turkey - Global Financial Crisis and Eurozone Crisis.”

The fifth sentence of the third paragraph of the risk factor entitled “Risks relating to the Group and its Business — Foreign Exchange and Currency Risk” on pages 24 and 25 of the Base Prospectus is amended by the addition of the following at the end thereof:

On April 20, 2016, following the appointment of the new Central Bank governor, the Central Bank reduced the upper limit of its interest rate corridor further by 50 basis points to 10.00% but left its one-week repo rate and overnight borrowing rate unchanged. On May 22, 2016, the Central Bank reduced the upper band of the interest rate corridor further by 50 basis points to 9.50% on May 24, 2016. The composition of the Monetary Policy Committee, consisting of seven members (including the governor of the Central Bank), might be subject to change as the term of office of three members expired in April 2016 and June 2016 and the term of office of one member will expire by the end of June 2016, which might create uncertainty in relation to the policies that will be adopted by the committee.

The fourth sentence of the last paragraph of the risk factor entitled “Risks relating to Turkey — Political Developments” on page 37 of the Base Prospectus is hereby deleted in its entirety and replaced by the following:

Following the November 2015 elections, the AKP announced its intention to seek to replace the existing constitution with a new constitution and to create an executive presidency. On May 5, 2016, the Central Executive Board of the AKP decided to hold an extraordinary congress on May 22, 2016, in which the AKP appointed Mr. Binali Yıldırım as the new Prime Minister of Turkey following the resignation of Ahmet Davutoğlu. Social and political conditions remain challenging in Turkey, including with increased tension resulting from Turkey’s conflict with the People’s Congress of Kurdistan (formerly known as the PKK) (an organization that is listed as a terrorist organization by states and organizations including Turkey, the EU and the United States) (the “PKK”), and there can be no assurance that such conditions will not deteriorate.

The fifth sentence of the third paragraph of the risk factor entitled “Risks Relating to Turkey — High Current Account Deficit” on page 38 of the Base Prospectus is amended by the addition of the following at the end thereof:

On March 24, 2016, the Central Bank took its first step towards normalization and reduced its upper limit of the interest rate corridor by 25 basis points to 10.50% due to the reduction in the need for a wide interest rate corridor in line with the easing of global volatility. The Central Bank held its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%. The Central Bank announced that it plans to maintain its tight liquidity stance as a result of the improving trend in the underlying core inflation rate. On April 20, 2016, following the appointment of the new Central Bank governor, the Central Bank reduced the upper limit of its interest rate corridor further by 50 basis points to 10.00% but left its one-week repo rate and overnight borrowing rate unchanged. On May 22, 2016, the Central Bank reduced the upper band of the interest rate corridor further by 50 basis points to 9.50% on May 24, 2016. The composition of the Monetary Policy Committee, consisting of seven members (including the governor of the Central Bank), might be subject to change as the term of office of three members expired in April 2016 and June 2016 and the term of office of one member will expire by the end of June 2016, which might create uncertainty in relation to the policies that will be adopted by the committee.

ADDITIONAL INFORMATION

The following section entitled “Additional Information” is hereby included to the Base Prospectus immediately after the section entitled “The Group and its Business”:

ADDITIONAL INFORMATION

As of March 31, 2016, the Bank is classified as a D-SIB under the D-SIBs Regulation.

TERMS AND CONDITIONS OF THE NOTES

The references to the “courts of England” under Conditions 19.2 (Jurisdiction of courts of England), 19.3 (Consent to enforcement) and 19.6 (Other documents), as set out on pages 216 and 217 of the Base Prospectus, are hereby deleted in their entirety and replaced with “the High Court of Justice of England and Wales in London (and any competent United Kingdom appellate court in respect of any appeal relating to any judgment or order originally of the High Court of Justice of England and Wales).”

RECENT DEVELOPMENTS

The following summary financial and operating data for the three month periods ended March 31, 2015 and March 31, 2016 and balance sheet information as of December 31, 2015 and March 31, 2016 have been extracted from the New BRSA Financial Statements without material adjustment. This information should be read in conjunction with the New Financial Statements (including the notes thereto). Except to the extent stated otherwise, the financial data for the Group included herein are extracted from the consolidated New BRSA Financial Statements without material adjustment. Potential investors in the Notes should note that this section also includes certain financial information for the Bank only, which is extracted from the unconsolidated New BRSA Financial Statements of the Bank without material adjustment. Such financial information is identified as being of “the Bank” in the description of the associated tables or information (rather than for the Group on a segmented basis).

The New BRSA Financial Statements are not directly comparable to the IFRS Financial Statement information incorporated by reference into the Base Prospectus, which is prepared in accordance with IFRS and on a different consolidation basis. For a description of some of the more significant accounting differences between Turkish GAAP and/or BRSA reporting standards and IFRS, see Appendix A to the Base Prospectus.

Net Income

The Group’s net income for a period is calculated by reducing its operating income for such period by the amount of its operating expenses and taxation charge for such period. As set out in the table below, the Group’s net income increased by 120.37% for the three month period ended March 31, 2016 from the same period of the previous year, which increase was principally due to a 25.24% increase in net interest income, which was driven by: (a) an increase in net interest margins from 3.72% to 4.07% and a 161.71% increase in interest income from CPI-linked bonds, and (b) a 3.55% decrease in other operating expenses resulting from decreased fee rebates and normalization of operating expenses compared to elevated levels of operating expenses in the first quarter of 2015 driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué introduced by the Turkish Treasury that became effective as of January 1, 2015.

The following table sets out the components of the Group’s net income during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Net interest income	1,294,700	1,621,438
Net fee and commission income	217,406	213,336
Other operating income	573,021	539,834
Total operating profit	2,085,127	2,374,608
Impairment losses, net	(457,735)	(514,645)
Other operating expenses	(1,279,613)	(1,234,227)
Total operating expenses	(1,737,348)	(1,748,872)
Income/loss from equity accounted investments	8,733	11,669
Income before tax	356,512	637,405
Taxation charge	(122,698)	(122,158)
Net income for the period	233,814	515,247
Attributable to equity holders of the Bank	333,385	521,142
Attributable to minority interests	(99,571)	(5,895)

Operating Income

The Group’s operating income is comprised of its net interest income, net fee and commission income and other operating income. Each of these is described in greater detail below.

Net Interest Income. The Group’s net interest income is the difference between the interest income that it earns on its interest-earning assets and the interest expense that it pays on its interest-bearing liabilities, both of which are discussed in greater detail below. As set out in the table above, the Group’s net interest income for the three month period ended March 31, 2016 increased by 25.24% compared to the same period of the previous year, which increase was largely due to an increase in net interest margins and an increase in interest income from CPI-linked bonds.

In the first three months of 2016, economic conditions were volatile in many emerging markets, including Turkey, as a result of several factors, including expectations regarding slower growth in China and low commodity and oil prices, uncertainty regarding Turkey’s political and geopolitical conditions, primarily resulting from continued and intensified conflict with the PKK, the regional conflicts and the terrorist attacks in Turkey, sanctions implemented against Russia and sanctions implemented by Russia against Turkey as a result of the conflict in Syria (see “Risk Factors — Risks relating to Turkey — Terrorism and Conflicts”), all of which had a negative impact on economic growth in Turkey in the short-term and resulted in increased interest rates and higher inflation.

In nominal terms, between December 31, 2014 and December 31, 2015, the Turkish Lira depreciated against the U.S. dollar by 25.41%. In particular, the value of the Turkish Lira depreciated against major currencies in 2015 largely due to the increased risk perception in global markets regarding the market’s expectation of the U.S. Federal Reserve’s increase of the U.S. Federal Funds rate and the uncertainty resulting from the general elections in Turkey and other political events described under “Risk Factors - Risks relating to Turkey - Political Developments.” Against these developments, the Central Bank prepared a roadmap to react to a possible rate hike by the U.S. Federal Reserve. The roadmap, which has as its base case a normalization process by the U.S. Federal Reserve, proposes the implementation of tight liquidity for the Turkish Lira, a balanced foreign exchange liquidity and financial sector policies that are supportive of a tighter monetary policy. In December 2015, the U.S. Federal Reserve raised the U.S. Federal Funds rate by 0.25%. While the impact of such increase (and any future rate increases) is uncertain, this initial step towards normalization reduced some volatility, permitting the Turkish Lira and certain other emerging market currencies to appreciate. In the first quarter of 2016, the Turkish Lira appreciated against the U.S. dollar by 3.19%. In this context, instead of responding to the U.S. Federal Reserve’s actions by changing the interest rates and implementing the roadmap, the Central Bank tightened further the liquidity of the Turkish Lira. On March 24, 2016, the Central Bank took its first step towards normalization and reduced its upper limit of the interest rate corridor by 25 basis points to 10.50% due to the reduction in the need for a wide interest rate corridor in line with the easing of global volatility. The Central Bank held its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%. The Central Bank announced that it plans to maintain its tight liquidity stance as a result of the improving trend in the underlying core inflation rate. On April 20, 2016, following the appointment of the new Central Bank governor, the Central Bank reduced the upper limit of its interest rate corridor further by 50 basis points to 10.00% but left its one-week repo rate and overnight borrowing rate unchanged. Having declined to 7.99% in March 2015, the Central Bank’s average funding rate increased initially to 8.28% in April 2015 and then climbed to 8.81% as of the end of 2015. The Central Bank’s average funding rate further increased to 9.09% in February 2016, but then subsequently decreased to below 9.00% in March 2016 due to the U.S. Federal Reserve’s dovish stance in its March 2016 meeting. On May 24, 2016, the Central Bank reduced the upper band of the interest rate corridor further by 50 basis points to 9.50%.

The Group’s average Turkish Lira deposit cost increased to 8.56% in the first three months of 2016 from 7.23% for the same period of the prior year due to prevailing interest rates as well as strong competition among Turkish banks for Turkish Lira deposits. Implementation of the Central Bank’s monetary policy is subject to a number of uncertainties, including global macroeconomic conditions and political conditions in Turkey. As global conditions have been volatile in the beginning of 2016, including as a result of, among other factors, expectations regarding slower growth in China and low commodity and oil prices, monetary policy remains subject to uncertainty. The increase in Turkish Lira loan yields was lower than the increase in the cost of Turkish Lira deposits during the same period due to slower re-pricing of the loans compared to the deposits and, consequently, Turkish Lira core spreads tightened. Despite lower core spreads, the Group’s net interest margin increased to 4.07% in the first three months of 2016 from 3.72% for the same period of the prior year due to increased contribution of CPI-linked bonds to interest income. The Group’s blended average security yields increased to 9.59% in the first three months of 2016 from 6.99% for the same period of the prior year mainly due to an increase in interest income from the contribution of CPI-linked bonds.

Interest Income. Interest income is the interest (including the amortization of interest-earning assets purchased at a discount and the interest component of lease receivables) and certain loan-related fees (such as closing fees received on project finance loans) received by the Group on its interest-earning assets, principally loans and debt securities. Interest income is a function of both the volume of interest-earning assets and the yield that the Group earns on these holdings. As set out in the table below, the Group’s interest income increased by 29.15% in the first three months of 2016 from the same period of the previous year. The following table sets out the interest earnings on the Group’s interest-earning assets during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Interest on loans and receivables	2,617,128	3,263,382
Interest on financial instruments	429,413	640,361
Interest on deposits at banks	18,013	28,632
Interest on money market deposits	166	141
Others	47,571	86,978
Total interest income	3,112,291	4,019,494

In the first three months of 2016, the increase in interest income was mainly due to a 10.64% increase in the size of the Group’s customer loan portfolio and higher interest rates compared to the same period of the prior year. There was a 49.12% increase in the interest on financial instruments in the first three months of 2016, which was principally due to an increase in the contribution of CPI-linked bonds from TL 111 million in the first three months of 2015 to TL 292 million in the first three months of 2016 (the share of such securities in the Bank’s TL-denominated security portfolio increased to 42.69% as of March 31, 2016 from 39.52% as of March 31, 2015). The increase in income from CPI-linked bonds was principally as a result of the increased portfolio size of CPI-linked bonds on a year-on-year basis and higher yields based upon trailing two-month inflation in the first two months of 2016.

Interest Expense. Interest expense is the interest and certain loan-related fee expenses (such as fees paid on syndicated loans) of the Group on its interest-bearing liabilities, principally time deposits and borrowings. As with interest income, interest expense is a function of both the volume of interest-bearing liabilities and the interest rates that the Group pays on these liabilities. As set out in the table below, the Group’s interest expense increased by 31.94% in the first three months of 2016 from the same period of 2015. The following table sets out the interest expense on the Group’s interest-bearing liabilities by category during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Interest on deposits	1,345,325	1,809,169
Interest on money market deposits	178,053	237,530
Interest on funds borrowed	91,680	101,949
Other interest expense	202,533	249,408
Total interest expense	1,817,591	2,398,056

In the first three months of 2016, the increase in the Group’s interest expense from the comparable period of the prior year was principally due to increased interest rates on TL deposits that reflected the aforementioned earlier rate rises by the Central Bank, strong competition in the Turkish banking sector and growth in the Group’s TL deposit base (including bank deposits) by TL 79,208 million (or 44.32% of total liabilities), which increased higher than the overall market on a year-on-year basis due to strong retail deposit growth.

Net Fee and Commission Income. The second largest component of the Group’s operating income in the first quarter of 2016 was its net fee and commission income. The Group earns fee and commission income on both capital-intensive products (such as origination fees on cash loans and fees for credit cards, letters of credit and guarantees) and capital-free products (such as investment advice and brokerage fees in respect of debt and equity trading). The principal drivers for fee and commission income are the credit card and commercial banking businesses. As set out in the table below, the Group’s net fee and commission income for the first three months of 2016 decreased by 1.87% from the same period of the prior year. The primary reason for this decrease was the lack of strong loan growth and the termination in early 2016 of the ability to collect account maintenance fees due to a final decision of the Council of State prohibiting banks from collecting such fees.

The following table sets out the categories of the Group’s fee and commission income and expenses (identified by the principal business lines of the Group) and their respective amounts during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Fee and Commission Income
Commercial banking	135,388	115,520
Credit card fees	140,540	159,037
Retail banking	45,572	44,461
Investment banking	—	15,336
Total fee and commission income	321,500	334,354
Fee and Commission Expense
Commercial banking	104,094	121,018
Total fee and commission expense	104,094	121,018
Net fee and commission income	217,406	213,336

Other Operating Income. Other operating income includes net trading gains, net foreign exchange gains, dividend income and other items. As set out in the table below, the Group’s other operating income (including provision reversals from non-performing loans) decreased by 5.79% in the first three months of 2016 from the same period of the previous year. The following table sets out the Group’s other operating income by category during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Dividend income	9,996	38,263
Trading gains/losses, net	23,972	(5,101)
Foreign exchange gains, net	53,963	16,116
Other operating income	485,090	490,556
Total other operating income	573,021	539,834

The decrease in total other operating income in the first three months of 2016 compared to the same period of the prior year was largely a result of declines in trading gains resulting from rising benchmark interest rates during the first three months of 2016 and a decrease in the foreign exchange gains.

Operating Expenses

The Group’s operating expenses include business expenses such as salaries, benefits, depreciation, advertisement and rent expenses, and also include impairment losses (including provisions for non-performing loans) and (while not experienced in the periods analyzed here) any net foreign exchange and trading losses. As set out in the table below, operating expenses (including impairment losses, net) for the first three months of 2016 increased by only 0.66% from the same period of the previous year, which increase was predominantly due to an increase in impairment losses, net and salary and wages. Other operating expenses for the first three months of 2016 decreased by 12.01% compared to the same period of the previous year mainly due to a decrease in repayments of certain fees to certain retail customers as a result of final court decisions requiring the Bank to repay fees charged in prior periods in connection with making certain loans (TL 34.6 million repayments in the first three months of 2016 compared to TL 56.3 million in the same period of the previous year) and an elevated level of operating expenses in the first quarter of 2015, which was driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué of the Turkish Treasury that became effective as of January 1, 2015. In the remaining months of 2016, the Bank’s management expects a reduction in the repayment of these fees since the quarterly fee rebates were on a decreasing trend in 2015 and the first three months of 2016. The following table sets out the Group’s total operating expenses by category during each of the indicated periods:

	For the three month period ended March 31,
	2015	2016
	(TL thousands)
Salaries and wages	373,355	412,285
Reserve for employee termination benefits	14,159	17,016
Depreciation expenses on tangible assets	31,722	34,400
Amortization expenses on intangible assets	4,846	6,028
Rent expenses	51,031	56,918
Advertisement expenses	22,820	18,022
Depreciation expenses on assets to be disposed	4,075	5,344
Other operating expenses(1)	777,605	684,214
Impairment losses, net	457,735	514,645
Total operating expense	1,737,348	1,748,872

(1)         Other operating expenses include various normal course expenses such as advertising expenses, utility charges and repair and maintenance, none of which is individually material.

Impairment Losses, Net

When the Group reclassifies a loan as non-performing, it ceases to accrue interest with respect to such loan and reverses any interest accruals on such loan in its books. The Group makes provision for possible loan losses for anticipated problem loans and non-performing loans already so classified on each business day. The Group generally does not write-off non-performing loans, regardless of the amount of time they have been outstanding. See “Selected Statistical and Other Information - Summary of Loan Loss Experience”.

In addition to provisions for possible losses on cash loans and non-cash loans, the Group’s impairment losses, net include provisions for tangible and intangible assets, investment in equity participations and other receivables and (where applicable) reversal of prior year provisions.

The Group’s net provision for possible losses increased by 12.43% to TL 514,645 thousand in the first three months of 2016 from TL 457,735 thousand in the same period of the prior year. This change was principally due to the increase of nominal NPLs compared to the same period of the previous year.

The Group’s nominal NPLs as of March 31, 2016 were TL 5,375,291 thousand, a 22.63% increase from TL 4,383,396 thousand as of March 31, 2015, and the Group’s NPL ratio increased to 4.07% as of March 31, 2016 from 3.68% as of March 31, 2015. The increase in the Group’s NPL ratio was principally due to slower new loan growth in the first quarter of 2016 compared to the first quarter of 2015, which was partially offset by the increase in the Group’s NPL collections from TL 184 million to TL 241 million during the same period.

Taxation Charge

The Group is subject to different forms of income taxation in each market in which it has operations, although the principal driver is Turkish taxation of the Group’s income. Taxation and duties other than on income are included in operating expenses whereas taxation on income is applied to income before tax in order to determine the Group’s net income. Income taxation charges for the first three months of 2016 totaled TL 122,158 thousand, which was only a 0.44% decrease from TL 122,698 thousand in the same period of the prior year. The Group’s effective income tax rate (calculated based upon its reported taxation charge divided by its income before tax) was 19.52% and 35.28%, respectively, during those periods. In the first three months of 2016, the deviation from the Turkish tax rate of 20.00% was principally due to the changes in general provisions.

Financial Condition

The following table sets out the categories of the Group’s assets, liabilities and shareholders’ equity and minority interest as of each of the indicated dates:

	As of December 31, 2015		As of March 31, 2016
	Amount	% of Total	Amount	% of Total
	(TL thousands, except for percentages)
Assets
Cash and cash equivalents	21,489,914	11.34%	23,932,901	12.19%
Loans and advances to banks	6,176,019	3.26%	7,580,906	3.86%
Loans and advances to customers	125,959,679	66.44%	127,673,668	65.04%
Investment securities	26,009,702	13.72%	27,417,500	13.97%
Investment in equity participations	566,352	0.30%	574,506	0.29%
Tangible assets, net	1,654,118	0.87%	1,673,722	0.85%
Other assets	7,729,774	4.07%	7,448,047	3.80%
Total assets	189,585,558	100.00%	196,301,250	100.00%
Liabilities
Deposits from banks	5,578,475	2.94%	6,710,836	3.42%
Deposits from customers	106,431,522	56.14%	110,683,480	56.38%
Obligations under repurchase agreements	11,593,698	6.12%	13,555,574	6.91%
Loans and advances from banks (funds borrowed)	20,195,047	10.65%	20,133,609	10.26%
Debt securities issued	10,646,708	5.62%	9,648,186	4.91%
Other liabilities and accrued expenses	18,137,353	9.56%	17,979,918	9.16%
Total liabilities	172,582,803	91.03%	178,711,603	91.04%
Total shareholders’ equity and minority interest	17,002,755	8.97%	17,589,647	8.96%
Total liabilities, shareholders’ equity and minority interest	189,585,558	100.00%	196,301,250	100.00%

As set out in the table above, as of March 31, 2016 the Group’s total assets increased by 3.54% from December 31, 2015, which was largely the result of the growth in loans and advances to customers. As a result of the appreciation of the Turkish Lira against foreign currencies (with the Turkish Lira appreciating 3.19% against the U.S. Dollar in the first three months of 2016), the Group’s foreign currency-denominated loans decreased by 0.12% on a Turkish Lira-equivalent basis; however, there was a 3.07% increase in U.S. dollar terms during the same period. In addition, the share of foreign exchange deposits in total deposits increased from 32.10% as of December 31, 2015 to 32.53% as of March 31, 2016 due to certain retail and corporate customers preferring to switch from Turkish Lira deposits to foreign exchange deposits for hedging purposes given volatile domestic currency rates. In the first three months of 2016: (a) the Group’s total liabilities increased by 3.55% from December 31, 2015, which was largely the result of an increase in deposits from banks, deposits from customers and obligations under repurchase agreements, and (b) the Group’s shareholders’ equity increased by 3.45% compared to December 31, 2015 due largely to the impact of the regulations introduced by the BRSA, a slight appreciation of the Turkish Lira and mark-to-market gains on its trading portfolio and subsidiaries.

Off-Balance Sheet Arrangements

In the normal course of business in order to meet the needs of its customers and to hedge the Group’s own positions (and generally not for speculative purposes), the Group enters into certain off-balance sheet transactions. These transactions expose the Group to credit risk that is not reflected on the Group’s balance sheet. The most significant category of such transactions includes letters of guarantee, letters of credit and other support that the Group provides to its import and export customers, as well as off-balance sheet exposure for the Group’s commitments to make loans to its borrowers, derivatives and other transactions. During the first three months of 2016, the increase in the Group’s off-balance sheet exposures from the same period of the previous year was principally the result of continued growth in the Group’s customer-facing businesses. As of March 31, 2016, the Group’s off-balance sheet exposure for letters of guarantee and letters of credit increased by 0.10% and 4.05%, respectively, while such exposure for acceptance credits decreased by 39.69% from December 31, 2015.

The following table summarizes the Group’s exposure under the principal categories of its off-balance sheet exposures as of the indicated dates:

	As of December 31, 2015	As of March 31, 2016
Letters of guarantee	26,797,593	26,824,669
Letters of credit	4,788,709	4,982,558
Acceptance credits	1,476,013	890,173
Other guarantees	57,586	85,291
Total non-cash loans	33,119,901	32,782,691
Credit card commitments	7,399,361	7,862,328
Loan granting commitments	8,494,747	8,387,532
Revocable commitments	11,797,055	11,192,130
Others	7,156,865	9,865,316
Total commitments	34,848,028	37,307,306
Total commitments and contingencies	67,967,929	70,089,997
Derivatives	50,509,681	62,527,667
Total off-balance sheet exposures	118,477,610	132,617,664

Capital Adequacy

The Group maintains regulatory capital adequacy ratios on both a Bank-only and consolidated basis in excess of the regulatory minimums required and recommended levels. The Group’s and the Bank’s total capital adequacy ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 14.21% and 14.52%, respectively, as of December 31, 2015 and 13.79% and 14.08%, respectively, as of March 31, 2016. The Group’s and the Bank’s “common equity Tier I” ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 11.03% and 11.26%, respectively, as of December 31, 2015 and 11.25% and 11.49%, respectively, as of March 31, 2016. The Group’s common equity Tier I ratio increased in the first three months of 2016 due to the impact of the regulations introduced by the BRSA, a slight appreciation of the Turkish Lira and mark-to-market gains on its trading portfolio and subsidiaries. The Group’s total capital adequacy ratio decreased by 0.4% as of March 31, 2016 compared to December 31, 2015 due to the reductions in the calculation of its Tier 2 capital as a result of the amendments to the 2013 Equity Regulation, which entered into force on March 31, 2016. See “Turkish Regulatory Environment — Capital Adequacy.” While 100% of the sum of marked-to-market gains is classified under core capital under Basel III, only 45% of such gains were classified under supplementary capital under Basel II.

The following table sets forth the calculation of the Group’s capital adequacy ratios as of each of the indicated dates based upon the New BRSA Financial Statements:

	As of December 31, 2015	As of March 31, 2016
	(TL thousands, except percentages)
Common equity Tier I capital	16,810,344	17,353,451
Supplementary capital (Tier II)	5,101,213	4,133,544
Total capital before deductions	21,911,557	21,486,995
Deductions from capital	(259,733)	(219,770)
Total capital	21,651,824	21,267,225

Value at credit risk	140,209,908	140,502,070
Value at market risk	1,251,982	1,451,567
Value at operational risk	10,950,128	12,245,361
Total risk-weighted assets	152,412,018	154,198,998

Common equity Tier I ratio	11.03%	11.25%
Total capital adequacy ratio	14.21%	13.79%

The Group’s value at credit risk increased by 0.21% from December 31, 2015 to March 31, 2016, which was lower than the 1.40% growth during the first three months of 2016 due to the Bank’s continued focus on the use of its capital.

Liquidity and Funding

The Group manages its assets and liabilities to seek to ensure that it has sufficient liquidity to meet its present and future financial obligations and that it is able to take advantage of appropriate business opportunities as they arise. Financial obligations arise from withdrawals of deposits, repurchase transactions, extensions of loans or other forms of credit and the Group’s own working capital needs. The Group’s principal source of funding is short-term and demand deposits, and (due to the short term nature of the deposit market) the Group has sought a diversified and stable deposit base in each of its retail, commercial, corporate and SME business lines. As of December 31, 2015 and March 31, 2016, the Group’s ratio of cash loans to customers to deposits (including bank deposits) was 112.5% and 108.8%, respectively.

Other Recent Events

The Bank, after December 31, 2015, has issued various Series of Notes under the Program denominated in U.S. dollars and other currencies. As of June 10, 2016, the aggregate outstanding nominal amount issued under the Program reached the equivalent of US$2,608 million. The Bank’s management expects to continue to issue new Series under the Program, both as private transactions (most of which have maturities of one year or less) and in transactions with larger distributions.

On May 4, 2016, the Bank issued its first series of covered bond with a size of €500 million under its residential mortgage loan covered bond program. The Bank’s management expects to continue to issue new series of covered bonds under its covered bond program.